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                             January 30, 2023

       Mathieu Bonnet
       Chief Executive Officer
       Allego N.V.
       Westervoortsedijk 73 KB
       6827 AV Arnhem
       The Netherlands

                                                        Re: Allego N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 13, 2022
                                                            File No. 001-41329

       Dear Mathieu Bonnet:

               We have reviewed your December 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 1, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 4. Segmentation, page F-41

   1. Refer to your response to comment 5. You disclose in the note (i) the group has one operating segment which
is also its only reporting segment, (ii) "As the group only has one reporting segment,
all relevant financial information is disclosed in the consolidated financial statements,"
and "... financial information, including Adjusted EBITDA ... are only provided on a
consolidated basis." You confirm in the response you only have one operating and
reportable segment and Adjusted EBITDA is presented for the company as a whole. IFRS 8 defines
operating segment as a "component" (emphasis added) of an
                                                        entity. It appears
clear from the basis for conclusions for IFRS 8 and predecessor
 Mathieu Bonnet
Allego N.V.
January 30, 2023
Page 2
         guidance the core principle of segment information was regarded as a disaggregation of an entity's information. Additionally, entity-wide disclosures required by IFRS 8 for entities that have a single reportable segment do not call for an entity-wide or consolidated measure of profit or loss used to assess performance and allocate resources. Accordingly, it appears your presentation of Adjusted EBITDA in the notes to the financial statements is not consistent with the core principle of IFRS 8 and thereby not permitted to be disclosed in the notes to the financial statements. Please revise your disclosure accordingly.
       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMathieu Bonnet                               Sincerely,
Comapany NameAllego N.V.
                                                               Division of
Corporation Finance
January 30, 2023 Page 2                                        Office of Trade
& Services
FirstName LastName